SIERCHIO GRECO & GRECO, LLP
                                   -----------
                                720 Fifth Avenue
                            New York, New York 10019

                            Telephone (212) 246-3030
                            Facsimile (212) 246-2225
BY EDGAR
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January 25, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Jason Wynn
Mail Stop: 6010

RE:  Aurora Gold Corporation-Pre Effective Amendment No.1 (filed on January 25,
     2006) to the Registration Statement on Form SB-2 Filed December 16, 2005; SEC File No. 333-13-379

     We have been authorized by the Company to submit the following responses on its behalf to your letter of January 10, 2006 (the "JANUARY 10TH LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the January 10th Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Pre-effective Amendment No. 1 to the Form SB-2 as filed on January 25, 2006.

     Page references are to the hard copy of the Pre-effective Amendment No. 1 to the Form SB-2 as marked, three hard copies of which have been forwarded to the Staff under separate cover.

SELLING STOCKHOLDERS.
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COMMENT  NO.  1:
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     DETERMINE  WHETHER ANY SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER OR
AFFILIATE  OF  A     REGISTERED  BROKER-DEALER.  IF  A REGISTERED BROKER-DEALER,
PLEASE  IDENTIFY  THE  SELLING     SHAREHOLDER  AS  AN  UNDERWRITER  UNLESS  THE
SECURITIES YOU ARE REGISTERING ON ITS BEHALF     COMPENSATED THE SHAREHOLDER FOR
INVESTMENT  BANKING  SERVICES.  IF  ANY SELLING SHAREHOLDER IS AN AFFILIATE OF A
REGISTERED BROKER-DEALER, PLEASE CONFIRM TO US THAT THE SHAREHOLDER PURCHASED THE SECURITIES YOU ARE REGISTERING ON ITS BEHALF IN THE ORDINARY COURSE OF BUSINESS, AND THAT AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PARTY TO DISTRIBUTE THE SECURITIES.

                                                     SIERCHIO GRECO & GRECO, LLP

US Securities and Exchange Commission
Re: Aurora Gold Corporation
January 25, 2006
Attention: Jason Wynn
Page  2  of  3

OTHERWISE, IDENTIFY THE SELLING SHAREHOLDER AS AN UNDERWRITER. WE MAY HAVE ADDITIONAL COMMENTS.

RESPONSE:

     The Company has reviewed the Selling Stockholders Questionnaires as completed by each of the Selling Stockholders in connection with the Registration Statement on Form SB-2 and to the best of the Company's knowledge, no Selling Stockholder is a registered broker-dealer or an affiliate of a registered broker dealer.

The following disclosure has been added to the cover page of the prospectus:

     "The Selling Stockholders and any underwriter, broker-dealer or agent that participates in the sale of the common stock or interests therein may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Any discounts, commissions, concessions, profit or other compensation any of them earns on any sale or resale of the shares, directly or indirectly, may be underwriting discounts and commissions under the Securities Act of 1933. The Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933."

     In addition, please refer to the "Plan of Distribution" (pages 324-35) in which it is stated that:

     "Selling Stockholders and any broker-dealer that acts in connection with the sale of shares of our common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act."


COMMENT  NO.  2.

     Identify in the table any natural person who exercises voting and/or
                               --------------
     dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See interpretation I.60 of the July
        ----
     1997 manual of publicly available CF telephone interpretations, as well as interpretations 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

                                                     SIERCHIO GRECO & GRECO, LLP

US Securities and Exchange Commission
Re: Aurora Gold Corporation
January 25, 2006
Attention: Jason Wynn
Page  3  of  3

RESPONSE:
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Footnotes have been added to the table appearing on page 33 as follows:
-----------------------------------------------------------------------

     "(3) Dr. Georg H Schnura, Schloss Enzesfeld, A-2551 Enzesfeld, Austria, is the 100% beneficial owner of Carrington International Ltd.
     (4) Alexander Kleimionov, Ul. Demiana Bednovo 17, corp. 3, ap. 10 Moscow, Russia is the 100% beneficial owner of Kastalia Ltd."

Please note that Manuela LBL is an individual.

     The current filing has also been updated and amended from the December 16th Form S-1 in order to more completely reflect the Company's business as of the date of filing. Such changes have been marked in order to facilitate the Staff's review of the filing.

     We hope that you find the foregoing responsive to the Staff's comments.


Very truly yours,

By "Joseph Sierchio"
--------------------

Joseph Sierchio


cc.  Aurora Gold Corporation
     Attention: Cameron Richardson